FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of April 2008
                                  30 April 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky  Broadcasting  Group plc announcing 3rd Quarter Results released on 30 April 2008


                       BRITISH SKY BROADCASTING GROUP PLC
      Interim Management Statement for the nine months ended 31 March 2008


      Customer growth up 10%; revenue growth up 10%; on track for full year


Operational Performance: Customer growth in line with targets

*    Net customer growth in the quarter of 56,000 to 8.888 million

     - New customer additions of 289,000

     - Lowest third quarter churn for four years at 10.5%

     - ARPU increases to GBP424

*    Total gross product sales of 1.2 million in the third quarter included:

     - Growth in Sky+ households of 262,000 to 3.393 million

     - Multiroom growth of 40,000 to 1.571 million

     - HD growth of 43,000 to 465,000

     - Broadband growth of 229,000 to 1.428 million

     - Sky Talk growth of 180,000 to 1.095 million



Financial Performance: Strong top-line growth

*    Revenue increased by 10% on the comparable period(1) to GBP3,706 million

* Gross margin increased by one percentage point on the comparable period to 65%(2) (excluding exceptional item)

* Operating profit of GBP504 million included GBP127 million of investment in residential broadband and telephony, GBP20 million of investment in Easynet Enterprise and an exceptional charge of GBP17 million

* Adjusted operating profit of GBP521 million(3) reflected strong product volumes

* Adjusted earnings per share of 17.0 pence (2007: 19.5 pence); basic loss per share of 6.8 pence includes net exceptional items of GBP415 million(4)

(1)  Nine months ended 31 March 2007
(2) Gross margin in the comparable period excludes a one-off receipt of GBP65 million from a third party channel provider, accounted for within programming costs
(3) Adjusted operating profit for the nine months to 31 March 2008, excludes an exceptional item of GBP17 million relating to EDS legal costs
(4) Net exceptional items include GBP17 million relating to EDS legal costs, an impairment of GBP474 million relating to the Group's investment in ITV, a GBP67 million gain relating to an exchange transaction for National Geographic, GBP5 million gain relating to mark-to-market in derivative financial instruments that do not qualify for hedge accounting and related tax adjustments of GBP4 million


Jeremy Darroch, Chief Executive said:

"We are reporting a strong set of results today. We are delivering for customers through a combination of great quality, value and service. As a result, more customers are choosing Sky, they are more satisfied and they are taking more products than ever before. In the third quarter, despite a difficult consumer environment, customer growth increased by 10% on last year and third-quarter churn was at a four-year low.

"The success of our strategy is reflected in our financial performance. Revenue growth of 10%, increased quarterly profitability and reducing broadband losses put us on track to achieve our targets."


Enquiries:

Analysts/Investors:

Robert Kingston                             Tel:     020 7705 3726
Francesca Pierce                            Tel:     020 7705 3337


E-mail: investor-relations@bskyb.com

Press:

Robert Fraser                               Tel:     020 7705 3036
Bella Vuillermoz                            Tel:     020 7800 2651


E-mail: corporate.communications@bskyb.com


A conference  call for UK and European  analysts and  investors  will be held at
08.30 a.m. (BST) today. To register for this, please contact Kirsty Flockhart at Finsbury on +44 20 7251 3801. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.


Customer Metrics
'000s                                            31-Mar-08               31-Dec-07           Net additions
----------------------------------- ----------------------- ----------------------- -----------------------
Total customers(1)(2)(3)                             8,888                   8,832                      56
Additional products:
Sky+(4)                                              3,393                   3,131                     262
Multiroom(5)                                         1,571                   1,531                      40
HD                                                     465                     422                      43
Broadband                                            1,428                   1,199                     229
Telephony                                            1,095                     915                     180
Other KPI's:
Churn                                                10.5%                   10.0%
ARPU                                                GBP424                  GBP421
=================================== ======================= ======================= =======================

(1) Includes DTH subscribers in Republic of Ireland. (548,000 as at 31 March 2008, 535,000 as at 31 December 2007.)
(2) DTH subscribers include only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
(3) DTH subscribers include subscribers taking Sky packages via DSL through Tiscali TV.
(4)  Sky+ includes HD households
(5) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household.)

Financial Summary (unaudited)

GBP'millions                                             9 months to Mar-08     9 months to Mar-07        % change
-------------------------------------------------- ------- --------------- ---------------------- ---------------
Income statement:
Revenue                                                             3,706                  3,376             10%
Gross Profit(6)                                                     2,411                  2,223              8%
% Margin                                                            65.1%                  65.8%
Operating Profit                                                      504                    613            -18%
% Margin                                                            13.6%                  18.2%
Exceptional operating items(7)                                       (17)                     56               -
Adjusted operating profit                                             521                    557             -6%
Impairment of available-for-sale investment(8)                      (474)                      -               -
(Loss) profit for the period                                        (118)                    388               -
Cash flow information:
EBITDA                                                                684                    750             -9%
Cash generated from operations(9)                                     614                    732            -16%
Net debt(10)                                                        1,912                  1,810              6%
================================================== ======= =============== ====================== ===============

Per share information (pence):                           9 months to Mar-08     9 months to Mar-07        % change

-------------------------------------------------- ------- --------------- ---------------------- ---------------
EPS - adjusted(11)                                                   17.0                   19.5            -13%
(Loss) earnings per share - basic                                   (6.8)                   22.1               -
================================================== ======= =============== ====================== ===============

(6) Gross profit in the nine months to 31 March 2007 includes a one-off receipt of GBP65 million from a third party channel provider, accounted for within programming costs. Excluding this, gross margin was 63.9% in the comparable period.
(7) Exceptional operating items include amounts relating to EDS legal costs in both 2008 (GBP17m) and 2007 (GBP9m), and a one-off receipt of GBP65 million from a third party channel provider in 2007
(8) Impairment of available-for-sale investment relates to an impairment of GBP474 million relating to the Group's investment in ITV
(9) Cash from operations for the nine months to 31 March 2007 includes net exceptional receipt of GBP56 million
(10) Cash, cash-equivalents, short-term deposits, net of borrowings and borrowings related financial instruments
(11) Adjusted EPS for the nine months excludes GBP17 million litigation fees relating to EDS, an impairment of GBP474 million relating to the Group's investment in ITV, a GBP67 million gain relating to an exchange transaction for National Geographic, GBP5 million gain relating to mark-to-market of derivative financial instruments that do not qualify for hedge accounting and related tax adjustments of GBP4 million



OVERVIEW

Customer growth continues to be strong despite a difficult consumer environment and we are on track for our target of 10 million customers in 2010. We continue to focus on quality growth. Increasing new product penetration means that over half of our customers now take at least one additional product. A reduction in short-term viewing package discounts and the implementation of an installation charge across all products are contributing to the long-term health of the business. While these actions impact gross additions, the benefits can be seen in customer loyalty, with third quarter churn of 10.5% at its lowest level for four years, and good growth in ARPU, which reached GBP424.

Key operational highlights for the three months to 31 March 2008 ("the quarter") were:

*    Net customer additions of 56,000 up 10% year on year
*    The lowest third quarter churn for four years at 10.5%
*    ARPU of GBP424 in the third quarter, up 4% year on year
*    More than half of customers now take an additional product
* Sky+ additions of 262,000 increasing penetration of Sky+ to 38% of customers
* Sky Broadband additions of 229,000 customers to 1.4 million and Sky Talk additions of 180,000 to 1.1 million customers, maintaining our position as the fastest growing broadband and home telephony provider in the UK

The financial performance for the nine months to 31 March 2008 ("the period") was in line with our expectations. Revenue increased by 10% to GBP3.7 billion, driven by growth in both TV customers and sales of additional products. Adjusted operating profit of GBP521 million, a decline of GBP36 million, reflects our continued investment in residential broadband and telephony, the loss of related fees and advertising revenue from the non-carriage of our basic channels on cable, and the additional cost this year of the new Barclays Premier League contract. Statutory operating profit of GBP504 million includes GBP127 million investment in our broadband and telephony services, GBP20 million of investment in Easynet Enterprise and GBP17 million of exceptional legal costs.

In accordance with IAS 39 "Financial Instruments Recognition and Measurement ("IAS 39"), the results for the quarter reflect a further impairment charge of GBP131 million relating to the Group's investment in ITV plc, taking the total for the period to GBP474 million. The impairment charge has been treated as an exceptional item and was determined with reference to ITV's equity share price at 28 March 2008.


OPERATIONAL REVIEW

Total product sales exceeded four million in the period, a record level of demand, and up by around 40% on the comparable period. Demand for Sky products remained strong among both existing Sky TV customers and new customers joining Sky. During the quarter, 42% of additions to Sky+, 24% of additions to Sky HD and 41% of additions to Sky Broadband were new customers to Sky.

Third quarter net customer additions increased by 10% to 56,000 with improved churn more than offsetting lower gross additions, which in the third quarter of the prior year benefited from the launch of "See, Speak, Surf". Customer loyalty is benefiting from specific actions we have taken, with third quarter churn of 10.5% at its lowest level for four years. We continue to manage and target our business towards 10 million customers in 2010.

Loyalty and customer satisfaction is also benefiting from strong take-up of additional products such as Sky+, Sky Broadband and Sky Talk, with over half of customers now taking an additional product.

Sky+ continued to show strong growth,  increasing by 262,000 in the quarter,  to
3.4 million customers or 38% penetration of our customer base. Multiroom households grew by 40,000 in the quarter, now 18% of the base. Sky HD grew by 43,000 to 465,000, 5% of the base. During the quarter, we added a further three channels to our high definition ("HD") service: Sky Movies Premiere HD, Sky Sports HD3 and Rush HD. FX HD launched in April, bringing the total number of HD channels available on Sky to 18, providing customers with a far greater choice of HD viewing than any other TV platform.

Sky Broadband added a further 229,000 customers to take the total to 1.4 million(1) maintaining its position as the fastest growing broadband provider in the UK. As at 31 March 2008, 88% of Sky Broadband customers were on our network and around two-thirds of these on-net customers are taking a paid-for product. For the second year running, the uSwitch "Broadband satisfaction awards" recognised the quality and value offered by Sky Broadband, honouring Sky with the "Best Deal for You" and "Joint Best value for Money" awards.

Sky Talk surpassed one million customers during the quarter with net additions of 180,000 to reach 1.1 million. At 31 March 2008, 57% of Sky Broadband customers also took Sky Talk. Sky Talk also received recognition of its service in the recent uSwitch "Home Phone Customer Satisfaction Awards 2008". Consumers ranked Sky Talk, the newest entrant in the home phone sector, as the best telephony provider and winner of seven out of eleven categories including "Best overall customer satisfaction" and "Most likely to be recommended".

As the rapid progress of Sky Broadband and Sky Talk continues, there remains a substantial opportunity for further growth, with less than one in ten Sky customers taking the combination of TV, broadband and telephony at the end of the third quarter.

Our content offering performed strongly throughout the quarter and was supported by investment in content-focused above-the-line marketing to communicate the breadth and quality of our programming. The Easter weekend was particularly strong; Sky Sports achieved its highest ever viewing for the Barclays Premier League in its Grand Slam football weekend on 23 March 2008 and Sky One achieved outstanding audience figures with both original programming and US acquisitions. "Ross Kemp in Afghanistan" and US drama "Lost" both consistently achieved audiences of over one million, while the adaptation of Terry Pratchett's "The Colour of Magic" reached over two million viewers with its first episode, making Sky One the third most watched channel in Sky homes over Easter.

During the quarter, Sky Sports secured a new three-year agreement for live coverage of the UEFA Champions League from the 2009/10 season. Under the new contract, Sky Sports will show more live matches than ever before, with an increase in both the number of games and match nights. In addition to the live rights, we have also secured cross-platform rights for mobile and broadband and highlights packages.

During the quarter, Sky made significant contribution in the areas of enriching programming, education, the environment and accessibility of the arts. In April, Sky News was awarded a BAFTA for the quality of its news coverage of the Glasgow airport attack and continues to set the pace of innovation in 24 hour breaking news. Sky News remains the only British television news service that does not receive any public subsidy.

At the first anniversary of the launch of auto standby, the UK-pioneered software has been downloaded to more than four million Sky+ and HD set-top boxes. To date, it has saved our customers more than GBP16 million on their electricity bills and 52,000 tonnes of CO2, more than Sky's entire direct operational footprint of 45,555 tonnes CO2.

Sky Learning launched 'Sky Learning Explorer' in the quarter, which directs customers to programming linked to eight GCSEs, seven A-levels and eight adult interests and passions. Sky has also signed an innovative agreement with Open University to offer customers free introductory courses.

At a time of concern over funding for arts organisations and the price of attending performances, Sky has provided unique opportunities to attend a number of cultural events. Through our partnership with the English National Opera, thousands of Sky customers were able to attend a performance for just GBP5, and hundreds of local school children were offered educational workshops.


(1) An additional 28,000 business and professional services were registered to the UK Online service which are not included in this figure


FINANCIAL SUMMARY

Our financial performance for the period demonstrates strong top-line growth and positions us well as we exit our 2008 financial year. The underlying strength of our Pay TV business is helping to offset the expected impact of the new Barclays Premier League contract and the non-carriage of our basic channels on cable. In addition, the peak level of broadband investment is now behind us. EBITDA, excluding exceptional items, remained strong at GBP701 million, an increase of GBP7 million on the comparable period. Adjusted operating profit was GBP521 million (2007: GBP557 million) and statutory operating profit of GBP504 million included GBP127 million of investment in residential broadband and telephony, GBP20 million of investment in Easynet Enterprise, and exceptional legal costs of GBP17 million.

Revenue

Revenue growth remained strong, increasing by 10% year on year to GBP3,706 million (2007: GBP3,376 million), driven by continued product and customer growth. Group revenue included GBP176 million from residential broadband and telephony (2007: GBP41 million), and GBP130 million from Easynet Enterprise (2007: GBP117 million).

Retail subscription revenue increased by 12% on the comparable period to GBP2,808 million (2007: GBP2,514 million). Underlying growth was primarily driven by a 5% increase in the average number of DTH customers and ARPU growth of 6% over the nine month period. ARPU increased by GBP3 from the prior quarter, with the increased penetration of paid-for products offsetting the GBP4 decline of non-recurring revenue related to the Hatton pay per view event in the second quarter.

Wholesale and advertising revenue reflected the non-carriage of our basic channels on Virgin Media's cable network. Wholesale subscription revenue fell by GBP26 million to GBP136 million (2007: GBP162 million) and advertising revenue decreased by GBP10 million to GBP248 million (2007: GBP258 million).

Sky Bet revenue of GBP35 million (2007: GBP34 million), increased by 3% on the comparable period, benefiting from the consolidation of 365 Media Group plc (acquired in January 2007) and growth in internet sports betting and TV games. In particular, Sky Poker has performed strongly since its launch in February 2007.

Installation, hardware and service revenue was GBP212 million (2007: GBP167 million), up 27% on the comparable period. This increase reflects the strong growth in product sales and broadband additions, as well as the addition of a standard installation fee across all products.

Other revenue of GBP267 million (2007: GBP241 million) increased by 11% on the comparable period. The majority of this increase was driven by growth in Easynet Enterprise revenues and the first time consolidation of Amstrad (acquired in September 2007).


Gross margin

Gross profit was GBP2,411 million for the period, generating a gross margin of 65% (2007: 66%). Excluding the one-off receipt of GBP65 million from a third party channel provider in the comparable period, gross margin increased by one percentage point on the comparable period.

Programming costs of GBP1,295 million (2007: GBP1,153 million), increased by GBP142 million. Excluding the one-off receipt of GBP65 million in the comparable period, programming costs increased by GBP77 million. This increase was primarily due to higher Barclays Premier League costs and investment in entertainment channels, partially offset by foreign exchange benefits.

Other operating costs

Operating costs excluding programming, increased by GBP297 million on the comparable period to GBP1,907 million (2007: GBP1,610 million) and include broadband and telephony operating costs of GBP297 million, GBP150 million of Easynet Enterprise costs and GBP17 million of exceptional legal fees. Excluding these costs, other operating costs increased by GBP137 million on the comparable period, reflecting continued strong demand for products.

Marketing costs for the period increased by GBP23 million to GBP569 million (2007: GBP546 million). This reflected the upfront cost of meeting strong Sky+ demand, higher above the line marketing spend and the costs of servicing an overall larger subscriber base, partially offset by lower subscriber additions. Third quarter marketing costs fell by GBP7 million with a lower rate of above the line spend in both broadband and pay TV, partially offset by the higher cost of strong growth in Sky+ volumes.

Subscriber management costs of GBP548 million increased by GBP81 million on the comparable period. This increase was primarily driven by a full nine months investment in residential broadband and telephony, and the first time consolidation of Amstrad. The remaining increase was due to the cost of higher year on year product sales, which has a corresponding benefit to installation, hardware and service revenue.

The remaining other operating expenses increased by GBP193 million to GBP790 million (2007: GBP597 million) primarily due to the inclusion of residential broadband and telephony and Easynet Enterprise. Administration costs of GBP395 million included a GBP17 million exceptional charge relating to the legal costs of the Group's claim against EDS, a full nine-month's of consolidation of Amstrad and 365 Media costs and higher depreciation following our investments in infrastructure and systems.

Exceptional items

In accordance with IAS 39, following a review of the carrying value of the Group's investment in ITV plc at 28 March 2008, we have recognised a further impairment loss of GBP131 million for the quarter, totalling GBP474 million for the period. This was determined with reference to ITV's equity share price at 28 March 2008 (the last trading day of the Group's reporting period).

As previously reported, in December 2007, Sky effectively exchanged its 50% share in the National Geographic Partnership UK for 21% interests in National Geographic Channel (NGC) Network International, LLC, and NGC Network Latin America, which resulted in a gain on disposal of joint ventures of GBP67 million.

The Group reported an exceptional charge of GBP17 million within administration expenses (2007: GBP9 million) relating to legal costs from the Group's claim against EDS, which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure. We currently expect to incur exceptional costs of around GBP21 million in total for the 2008 financial year in respect of this claim.

Earnings

Adjusted earnings per share of 17.0 pence (2007: 19.5 pence) reflected our investment in residential broadband and telephony, higher costs of the new Barclays Premier League contract and the impact of the non-carriage of our basic channels on cable.

Statutory loss per share of 6.8 pence (2007: earnings per share of 22.1 pence) included an impairment charge of GBP474 million relating to the Group's investment in ITV, GBP17 million of legal costs, GBP5 million gain on mark-to-market of derivative financial instruments and related tax adjustments of GBP4 million, and a gain on disposal of a joint venture of GBP67 million.

The issued share capital at the end of the period was 1,753 million (2007: 1,753 million).

Cash flow

The financial position of the Group remains strong, with GBP614 million of operating cash flow generated year to date, which, when combined with existing cash balances is sufficient to meet all of our operating and repayment requirements falling due within the current and next financial years. At 31 March 2008 the Group had net debt of GBP1,912 million, including cash and cash equivalents on the balance sheet of GBP751 million.

A working capital outflow of GBP70 million (2007: GBP18 million) was higher than the comparative period due to the new Barclays Premier League contract and other programming prepayments. Capital expenditure was GBP247 million and included GBP79 million investment in residential broadband and Easynet Enterprise. Acquisition spend was GBP71 million, and mainly related to the Group's acquisition of Amstrad plc, acquired in September 2007.



Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Report on form 6-K for the period ended 31 December 2007. Copies of the Interim Report on form 6-K are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.






Appendix 1 - Customer and Market Data

                                                    Third quarter as at   Second quarter as at   Third quarter as at
                                                          31 March 2008       31 December 2007         31 March 2007

DTH homes(1),(2) (3)                                          8,888,000              8,832,000             8,492,000

Total TV homes in the U.K. and Ireland(4)                    27,156,000             27,093,000            26,837,000

DTH homes as a percentage of                                        33%                    33%                   32%
total U.K. and Ireland TV homes

Cable - U.K.(5)                                               3,532,000              3,478,000             3,386,000
Cable - Ireland                                                 556,000                565,000               566,000

Sky+ homes(6)                                                 3,393,000              3,131,000             2,167,000

Multiroom homes(7)                                            1,571,000              1,531,000             1,297,000

HD homes                                                        465,000                422,000               244,000

Sky Broadband                                                 1,428,000              1,199,000               457,000

Sky Talk                                                      1,095,000                915,000               355,000

DTT (freeview only) - U.K.(8)                                         -              9,575,000             8,370,000


(1)  Includes  DTH  customers  in  Republic of Ireland of 548,000 as at 31 March
     2008

(2) DTH customers includes only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include customers taking Sky's Freesat offering who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels

(3)  DTH homes include  subscribers  taking Sky packages via DSL through Tiscali
     TV

(4) Total U.K. homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 31 March 2008). Total Ireland homes estimated by Ireland's Central Statistics Office

(5) Cable subscriber numbers exclude Tiscali TV and the historic comparatives have been restated to reflect this

(6)  Sky+ homes include HD households

(7) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household)

(8) DTT homes (Freeview only) estimated by OFCOM. Latest data available is at 31 December 2007. Prior year figures have been restated (previously sourced from BARB) and relate to unique TV households




Appendix 2 - Glossary

------------------------------------------- ------------------------------------------------------------
Useful definitions                          Description
------------------------------------------- ------------------------------------------------------------
Adjusted earnings per share                 Adjusted profit divided by the weighted average number of
                                            ordinary shares during the year.
------------------------------------------- ------------------------------------------------------------
Adjusted operating profit                   Operating profit before taking account of exceptional
                                            items.
------------------------------------------- ------------------------------------------------------------
Adjusted profit for the period              Profit for the period adjusted to remove mark-to-market
                                            movements in derivative financial instruments that do not
                                            qualify for hedge accounting and exceptional items.
------------------------------------------- ------------------------------------------------------------
ARPU                                        Average Revenue Per User: the amount spent by the Group's
                                            residential subscribers in the quarter, divided by the
                                            average number of residential subscribers in the quarter,
                                            annualised.
------------------------------------------- ------------------------------------------------------------
Churn                                       The number of DTH subscribers over a given period that
                                            terminate their subscription in its entirety, net of
                                            former subscribers who reinstate their subscription in
                                            that period (where such reinstatement is within a twelve
                                            month period of the termination of their original
                                            subscription), expressed as a percentage of total
                                            subscribers.
------------------------------------------- ------------------------------------------------------------
Customer                                    A subscriber to a DTH service.
------------------------------------------- ------------------------------------------------------------
DTH                                         Direct-to-home: the transmission of satellite services
                                            with a reception through a mini-dish.
------------------------------------------- ------------------------------------------------------------
EBITDA                                      Earnings before interest, taxation, depreciation and
                                            amortisation is calculated as operating profit before
                                            depreciation and amortisation or impairment of goodwill
                                            and intangible assets.
------------------------------------------- ------------------------------------------------------------
Free cash flow                              The amount of cash generated by Sky after meeting
                                            obligations for interest and tax, and after all capital
                                            investment and net cash flows relating to our joint
                                            ventures and associates.
------------------------------------------- ------------------------------------------------------------
Gross margin                                Revenue less programming expenses as a proportion of
                                            revenue.
------------------------------------------- ------------------------------------------------------------
Gross profit                                Revenue less programming expense.
------------------------------------------- ------------------------------------------------------------
HD                                          High Definition.
------------------------------------------- ------------------------------------------------------------
Multiroom                                   Installation of one or more additional set-top-boxes in
                                            the household of an existing DTH customer.
------------------------------------------- ------------------------------------------------------------
Net debt                                    Cash, cash-equivalents, short-term deposits, net of
                                            borrowings and borrowings related derivative financial
                                            instruments.
------------------------------------------- ------------------------------------------------------------
On-net                                      Customers subscribing to our unbundled broadband product.
------------------------------------------- ------------------------------------------------------------
Product                                     Any service chosen by a Sky customer.  These include DTH,
                                            Sky+, Multiroom, Sky HD, Sky Broadband and Sky Talk.
------------------------------------------- ------------------------------------------------------------
Sale                                        A sale is a gross addition of any product.
------------------------------------------- ------------------------------------------------------------
Sky+                                        Sky's fully-integrated Personal Video Recorder (PVR) and
                                            satellite decoder.
------------------------------------------- ------------------------------------------------------------
Underlying                                  Excluding contribution from Sky Broadband and Talk,
                                            Easynet Enterprise and exceptional items.
------------------------------------------- ------------------------------------------------------------
Viewing share                               Number of people viewing a channel as a percentage of
                                            total viewing audience.
------------------------------------------- ------------------------------------------------------------





Appendix 3 - Consolidated Financial Information


Consolidated Income Statement for the nine months ended 31 March 2008


                                                                        2007/08                2006/07
                                                                    Nine months            Nine months
                                                                          ended                  ended
                                                                       31 March               31 March
                                                                           GBPm                   GBPm
                                                      Notes         (unaudited)            (unaudited)

Revenue                                                   1               3,706                  3,376
Operating expense                                         2             (3,202)                (2,763)

______________________________________________________________________________________________________
EBITDA                                                                      684                    750
Depreciation and amortisation                                             (180)                  (137)
______________________________________________________________________________________________________

Operating profit                                                            504                    613
------------------------------------------------ ----------- ------------------- ----------------------

Share of results from joint ventures and associates                          12                      9
Investment income                                                            38                     42
Finance costs                                                             (127)                  (108)
Profit on disposal of joint venture                                          67                      -
Impairment of available-for-sale investment                               (474)                      -
Profit before tax                                                            20                    556
------------------------------------------------ ----------- ------------------- ----------------------

Taxation                                                                  (138)                  (168)
(Loss) profit for the period                                              (118)                    388
------------------------------------------------ ----------- ------------------- ----------------------

(Loss) earnings per share from (loss) profit for the period (in pence)
Basic                                                                     (6.8)                   22.1
Diluted                                                                   (6.8)                   22.1

______________________________________________________________________________________________________
Adjusted basic                                                             17.0                   19.5
Adjusted diluted                                                           16.9                   19.5
______________________________________________________________________________________________________





Consolidated Income Statement for the three months ended 31 March 2008


                                                                        2007/08                2006/07
                                                                   Three months           Three months
                                                                          ended                  ended
                                                                       31 March               31 March
                                                                           GBPm                   GBPm
                                                                    (unaudited)            (unaudited)

Revenue                                                                   1,248                  1,156
Operating expense                                                       (1,039)                  (938)

______________________________________________________________________________________________________
EBITDA                                                                      269                    264
Depreciation and amortisation                                              (60)                   (46)
______________________________________________________________________________________________________

Operating profit                                                            209                    218
-------------------------------------------------- -------- -------------------- ----------------------

Share of results from joint ventures and associates                           4                      3
Investment income                                                            19                     18
Finance costs                                                              (45)                   (39)
Impairment of available-for-sale investment                               (131)                      -
Profit before tax                                                            56                    200
-------------------------------------------------- -------- -------------------- ----------------------

Taxation                                                                   (62)                   (58)
(Loss) profit for the quarter                                               (6)                    142
-------------------------------------------------- -------- -------------------- ----------------------

(Loss) earnings per share from (loss) profit for the period (in pence)
Basic                                                                     (0.3)                    8.1
Diluted                                                                   (0.3)                    8.1

______________________________________________________________________________________________________
Adjusted basic                                                              7.3                    8.2
Adjusted diluted                                                            7.2                    8.2
______________________________________________________________________________________________________





Notes:

1.       Revenue


                                                                      2007/08                     2006/07
                                                                  Nine months                 Nine months
                                                                        ended                       ended
                                                                     31 March                    31 March
                                                                         GBPm                        GBPm
                                                                  (unaudited)                 (unaudited)
Retail Subscription                                                     2,808                       2,514
Wholesale Subscription                                                    136                         162
Advertising                                                               248                         258
Sky Bet                                                                    35                          34
Installation, Hardware and Service                                        212                         167
Other                                                                     267                         241
                                                                        3,706                       3,376
---------------------------------------------------------- ------------------- ---------------------------


2.       Operating expense
                                                                      2007/08                     2006/07
                                                                  Nine months                 Nine months
                                                                        ended                       ended
                                                                     31 March                    31 March
                                                                         GBPm                        GBPm
                                                                  (unaudited)                 (unaudited)

Programming                                                             1,295                       1,153
Transmission and related functions                                        395                         278
Marketing                                                                 569                         546
Subscriber management                                                     548                         467
Administration                                                            395                         319
                                                                        3,202                       2,763
---------------------------------------------------------- ------------------- ---------------------------







                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 30 April 2008                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary